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Teachers Insurance and Annuity Association       Peter C. Clapman
College Retirement Equities Fund                 Senior Vice President and Chief
                                                 Counsel, Investments
730 Third Avenue/New York, NY 10017-3206
212 490-9000



                                                                  March 29, 1999


Dear Fellow Bergen Brunswig Shareholder:

           TIAA-CREF is a long-time holder of equity in Bergen Brunswig and currently owns 2.1 million shares, (or 1.9%) of Bergen's common stock. At Bergen's April 22 annual meeting, we intend to propose a resolution (set forth in Bergen's proxy statement) that requests the Board of Directors to redeem the Company's "dead hand" poison pill unless shareholders vote otherwise. We are asking for your support of our proposal.

             BERGEN'S DEAD HAND PILL DISENFRANCHISES SHAREHOLDERS

           Bergen's dead hand poison pill can be redeemed only with the consent of Bergen's current directors (or future directors approved by them). Therefore, if Bergen's directors were to reject an attractive third-party acquisition offer that shareholders favored, the shareholders would have no ability to replace Bergen's directors with directors who would have the power to redeem the pill and allow shareholders to accept that offer. We cannot accept the premise that Bergen's current directors (and their nominees) are the only individuals who can accept or reject an acquisition bid for the company. We believe that Bergen's directors have appropriated to themselves a power that should reside with the shareholders, the owners of the company.

           It is noteworthy that, while New Jersey courts have yet to rule on the validity of dead hand pills, they have been declared illegal in Delaware, the state in which the majority of U.S. public companies are incorporated.

        BERGEN MISSES THE POINT IN ITS ARGUMENTS AGAINST OUR PROPOSAL

           In its proxy statement, Bergen Brunswig argues against the TIAA-CREF resolution mainly by presenting the logic behind poison pills in general. This misses the point. Our resolution is focused on a particular provision of Bergen's pill-the dead hand (or continuing directors) provision, which is not included in the poison pills adopted by most other companies.

           Bergen does make one argument specifically on the dead hand provision, saying that "such provisions assure that persons with background and experience in issues relating specifically to Bergen" deal with acquisition offers. Again, this misses the point. Our concern is about the possibility of entrenchment by the board and management should the company receive an unsolicited takeover bid. The only practical way a potential acquirer could gain control of sufficient voting power to replace the board-and thereby redeem the pill in the face of opposition by current directors-is by soliciting our votes. The dead hand ignores the will of the shareholders by subverting the voting process. If the







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March 29, 1999
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potential acquirer tried to obtain sufficient voting power to replace the board through stock purchases or voting agreements, Bergen's pill would be triggered and the potential acquirer would suffer substantial economic dilution. Therefore, a third party bidder could only replace the current board if Bergen's other shareholders approved of the proposed transaction and granted that party their proxies. This is how corporate governance is supposed to work.

            OTHER COMPANIES HAVE PULLED THEIR DEAD HAND PROVISIONS

           TIAA-CREF, the world's largest pension system and a significant investor in virtually all major U.S. companies, has asked a number of other companies to drop their dead hand provisions. Most of the companies receiving our resolution have voluntarily amended their pills to remove the dead hand provisions.

           We are so concerned about Bergen's dead hand pill that we are bringing this very important issue to our fellow shareholders. We would be happy to discuss this matter with you in more detail. Please contact Ken Bertsch of TIAA-CREF at (212) 916-4972 with any questions you might have.

                                   Sincerely,



                                   /s/ Peter C. Clapman